UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported): May 2, 2019

MISONIX, INC.

(Exact name of Registrant as specified in its charter)

New York	001-10986	11-2148932
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1938 New Highway, Farmingdale, New York	11735
(Address of Principal Executive Offices)	(Zip Code)

(631) 694-9555

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

Item 7.01.	Regulation FD Disclosure.

On May 2, 2019, Misonix, Inc., a New York corporation (“Misonix”) posted an investor presentation related to the proposed mergers discussed in Item 8.01 below to Misonix’s website. The presentation can be found at www.misonix.com under the tab “Investor Relations.” Information on Misonix’s website does not constitute part of this Current Report on Form 8-K. A copy of the investor presentation is attached hereto as Exhibit 99.2.

Item 8.01.	Other Events.

On May 2, 2019, Misonix issued a press release announcing that it was acquiring Solsys Medical, LLC, a Delaware limited liability company (“Solsys”) and that Misonix had entered into an Agreement and Plan of Merger with Solsys, New Misonix, Inc., a New York corporation and a direct, wholly owned subsidiary of Misonix (“ParentCo”), Motor Reincorp. Sub One, Inc., a New York corporation and a direct, wholly owned subsidiary of ParentCo (“Merger Sub One”), Surge Sub Two, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of ParentCo (“Merger Sub Two”) and Greg Madden, an individual resident of the State of Massachusetts (the “Merger Agreement”).

At the closing of the transactions contemplated by the Merger Agreement, Merger Sub One will, upon the terms and subject to the conditions thereof, merge with and into Misonix (the “Misonix Merger”), with Misonix surviving the Misonix Merger as a wholly owned subsidiary of ParentCo and shareholders of Misonix receiving one share of ParentCo common stock for each share of Misonix common stock then held by them. Immediately following the consummation of the Misonix Merger, Merger Sub Two will merge with and into Solsys (the “Solsys Merger”), with Solsys surviving the Solsys Merger as a wholly owned subsidiary of ParentCo and unitholders of Solsys receiving shares of common stock of ParentCo in exchange for their units. Under the terms of the Merger Agreement, Misonix will issue approximately 5.7 million new shares to Solsys unitholders. Upon completion of the transaction, it is expected that Misonix shareholders immediately prior to the closing will own 64% of ParentCo, and former Solsys unitholders will own approximately 36% of ParentCo. Following the completion of the Misonix Merger and the Solsys Merger, it is contemplated that ParentCo will change its name to Misonix, Inc. and the current Misonix, Inc. will change its name to Old Misonix, Inc.

The press release of Misonix announcing the Merger Agreement is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

* * *

Forward Looking Statements

This communication contains forward-looking statements, which address a variety of subjects including, for example, the expected timetable for closing of the transaction between Misonix and Solsys, the allocation of the merger consideration and the anticipated growth rate of the combined company. Statements that are not historical facts, including statements about our beliefs, plans and expectations, are forward-looking statements. Such statements are based on our current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: the ability to satisfy the conditions to closing of the proposed transaction, on the expected timing or at all; the occurrence of any event that could give rise to the termination of the merger agreement; the risk of stockholder litigation relating to the proposed transaction, including resulting expense or delay; higher than expected or unexpected costs associated with or relating to the transaction; the risk that expected benefits, synergies and growth prospects of the transaction may not be achieved in a timely manner, or at all; the risk that Solsys business may not be successfully integrated with Misonix following the closing; the risk that Misonix and Solsys will be unable to retain and hire key personnel; and the risk that disruption from the transaction may adversely affect Misonix’s or Solsys’ business and relationships with their customers, suppliers or employees. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Misonix’s filings with the Securities and Exchange Commission (“SEC”), including the risk factors contained in Misonix’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. Forward-looking statements represent management’s current expectations and are inherently uncertain. Except as required by law, we do not undertake any obligation to update forward-looking statements made by us to reflect subsequent events or circumstances.

Important Additional Information Will Be Filed With The SEC

In connection with the proposed transaction, the Misonix and Solsys intend to file relevant information with the SEC, including a registration statement of Misonix on Form S-4 that will include a prospectus and proxy statement of Misonix and an information statement of Solsys (the “joint proxy statement/information statement and prospectus”). INVESTORS AND SECURITY HOLDERS OF MISONIX AND SOLSYS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/INFORMATION STATEMENT AND PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MISONIX, SOLSYS AND THE PROPOSED TRANSACTION. A definitive joint proxy statement/information statement and prospectus will be sent to Misonix’s stockholders and Solsys unitholders. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/information statement and prospectus free of charge from the SEC’s website or from Misonix as described below. The documents filed by Misonix with the SEC may be obtained free of charge at Misonix’s website at www.misonix.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Misonix by requesting them by mail at Misonix, Inc., 1938 New Highway, Farmingdale, New York 11735, Attention Investor Relations, or by telephone at 631-694-9555.

Participants in the Solicitation

Misonix, Solsys and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from Misonix stockholders in connection with the proposed transaction. Information regarding the persons who may be deemed to be participants in the solicitation of Misonix stockholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/information statement and prospectus when it is filed with the SEC. Information about the directors and executive officers of Misonix and their ownership of Misonix common stock is set forth in the definitive proxy statement for Misonix’ s 2019 annual meeting of shareholders, as previously filed with the SEC on March 25, 2019. Free copies of these documents may be obtained as described in the paragraphs above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press Release of Misonix, Inc., dated May 2, 2019.

99.2	Investor Presentation, dated May 2, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 2, 2019	Misonix, Inc.

	By:	/s/ Stavros Vizirgianakis
Stavros Vizirgianakis
Chief Executive Officer